EXHIBIT 99.1

Fury Resumes Activities at Eau Claire

TORONTO, July 27, 2026 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) ("Fury" or the "Company") is pleased to announce that exploration and drilling activities have resumed at Eau Claire, located in the Eeyou Istchee Territory in the James Bay region of Northern Quebec, following a precautionary suspension due to a nearby wildfire (see news release dated July 15, 2026).

All personnel have safely returned to site, and the Company has resumed field activities following confirmation that conditions are suitable for a safe return to operations. The Company continues to monitor the situation and remains in communication with local authorities.

"We are pleased to have resumed activities at Eau Claire under safe operating conditions. The safety of our staff and contractors remains our highest priority," commented Tim Clark, CEO of Fury. "We thank the local authorities and firefighters for their dedication, hard work, and efforts in supporting camp safety and the safety of our communities."

This temporary suspension did not result in any material impact on its previously disclosed Phase 2 drill program at Eau Claire.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company advancing the Eau Claire gold project towards development, which holds a 5.8% equity position in Contango Silver and Gold Inc. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its gold portfolio through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com .

For further information on Fury Gold Mines Limited, please contact:

Salisha Ilyas, Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com